KATHERINE M. KOOPS DIRECT: 404-572-6819 KATHERINE.KOOPS@BRYANCAVE.COM

March 19, 2013

Via EDGAR

Mr. Michael R. Clampitt

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C.  20549

Re:

Nicolet Bankshares, Inc.

Amendment No. 2 to Registration Statement on Form S-4

File number 333-186401

Filed March 19, 2013

Dear Mr. Clampitt:

On behalf of our client, Nicolet Bankshares, Inc. (“Nicolet”), we are responding to the comments received from your office by letter dated March 15, 2013 with respect to the above-referenced Amendment No. 2 to Registration Statement on Form S-4. We have restated and responded to each of your comments below.  Capitalized terms used in this letter have the meanings ascribed to them in the Registration Statement. All page references (excluding those in the headings and the staff’s comments) refer to pages of the marked copy of Amendment No. 2 to Registration Statement on Form S-4, which is being filed concurrently and reflects Nicolet’s responses to your comments.

Form S-4

Prospectus Cover Page

1.

Given the lack of an organized market for Nicolet stock, please revise the second paragraph to give the last know trading price of Nicolet stock. Also disclose the result of .03727 times that value.

Response:  We have revised the cover page of the document to provide the requested disclosure.

See:  Cover Page

Mr. Michael R. Clampitt

Securities and Exchange Commission

March 19, 2013

Summary, page 1

2.

Please disclose in the summary, under separate subheading, that Nicolet has no plans to pay dividends on its stock.

Response:  We have revised the document to provide the requested disclosure under the heading “Nicolet Dividends.”

See:  Summary, Page 7

3.

Briefly state the reason for the offering.

Response:  We have revised the document to provide the requested disclosure.

See:  Summary, Page 11

Proposal 1: The Merger Agreement

Background of the Merger, page 36

4.

We note the strategic alternatives reference in the last paragraph on page 36, pursuant to our prior comment number 14. As previously requested, please indicate why these courses of action were not pursued.

Response:  We have revised the document to provide the requested disclosure.

See:  Proposal 1: The Merger Agreement, Page 36

5. We note the crossed projections you have provided us pursuant to prior comment number 16. Please include this information in an appropriate location in the prospectus.

Response:  We have revised the document to provide the requested disclosure under the heading “Certain Non-Public, Unaudited, Forward-Looking Information Provided on Behalf of Mid-Wisconsin to Nicolet.”

See:  Proposal 1: The Merger Agreement, Page 40–41

Regulatory and Other Required Approvals

Federal Reserve, page 68

6. Disclose why the Federal Reserve approval request was withdrawn. Consider the need to provide this information in the forepart of the filing.

Mr. Michael R. Clampitt

Securities and Exchange Commission

March 19, 2013

Response: We have revised the document to provide the requested disclosure.

See: Summary, Page 9
Risk Factors, Page 17
Regulatory and Other Required Approvals, Page 69–70

Exhibit 8

7.

Please revise the first sentence to clarify that this opinion addresses all of the material tax consequences.

Response:  We have revised the document as requested.

See: Exhibit 8, Page 1

8.

Please revise the first sentence of the first full paragraph on the second page. The opinion must be current at the time of effectiveness.

Response:  We have revised the document as requested.

See: Exhibit 8, Page 5

9.

Please revise the first sentence of the third full paragraph on the second page. You may limit the opinion as to purpose, but not as to person.

Response:  We have revised the document as requested.

See: Exhibit 8, Page 5

10.

Regarding the last paragraph, this statement appears to be inappropriate. Please remove this statement or advise.

Response:  We have revised the document as requested.

See: Exhibit 8, Page 6

Closing Information

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Mr. Michael R. Clampitt

Securities and Exchange Commission

March 19, 2013

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We have attached the requested statement as Exhibit A to this letter.

* * *

Thank you for your consideration of our responses to your comments.  If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6819.  My fax number is (404) 420-0819.

Very truly yours,

/s/ Katherine M. Koops

cc:

Robert B. Atwell, Nicolet Bankshares, Inc.

Robert M. Fleetwood, Esq.

Exhibit A

The undersigned Company hereby acknowledges and confirms that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This 19th day of March, 2013.

NICOLET BANKSHARES, INC.

By:

/s/ Robert B. Atwell

Robert B. Atwell

Chairman, President and Chief
Executive Officer